October 7, 2011

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes, Assistant Director

Re:	CORPBANCA Form 20-F for the Fiscal Year Ended Decemberf 31, 2010 Filed April 14, 2011 File No. 001-32305

Dear Ms. Hayes:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated September 7, 2011 (the “Comment Letter”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2010 (No. 001-32305) (the “Form 20-F”) filed by Corpbanca (“Corpbanca”) with the SEC on April 14, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in Corpbanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to our Form 20-F and consolidated financial statements that will be included in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 1.D.  Risk Factors, page 11
The growth and make-up of our loan portfolio may expose us to increased loan losses, page 11

1.
To the extent there are particular factors that may make you particularly susceptible to higher levels of loan losses, please discuss these factors in future filings.  For example, what characteristics of the lower-middle to middle income consumer and small and medium-sized corporate customer make you more susceptible to loan losses.  To the extent that loans to these customers have grown relative to your overall loan portfolio, please discuss these growth rates.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Risk Factors—Risks Associated with Our Business—The growth and make-up of our loan portfolio may expose us to increased loan losses”:

Our loan portfolio has two segments with the highest levels of risk: consumer loans and SME loans. As of December 31, 2010, the risk index (allowances/loans) of such segments was approximately 6.77% and 2.22%, respectively, while other segments of our loan portfolio such as mortgage loans or large corporation loans have a risk index below 1%.

Our consumer loans have been decreasing since 2009 in terms of both aggregate amount, and as a percentage of our total loan portfolio, of which as of December 31, 2010, consumer loans represented 7% of our total loan portfolio.  The characteristics of our consumer loan portfolio that make it susceptible to loan losses are the absence of collateral and the risk of unemployment.  Our SME loans increased 20% in 2010 when compared to 2009, but SME loans as a percentage of our total loans portfolio remained at 3%.  The characteristics of our SME loan portfolio that makes it susceptible to loan losses are the risk of failure of a debtor’s business and limited collateral and guarantees from principals, subsidiaries, affiliates and related parties.

We cannot assure you of the accuracy or comparability of facts, forecasts and statistics..., page 19

2.
While it is permissible to caution investors about forward looking statements, it is not appropriate to directly or indirectly disclaim liability for statements about current conditions that you include in your filing.  Please confirm that in future filings you will not include statements that you do not guarantee the quality or reliability of statements or have not independently verified such statements

We acknowledge the Staff’s comment and respectfully advise that in future filings we will not include assertions that we do not guarantee the quality or reliability of statements or have not independently verified such statements.

Item 4.B.  Business Overview
Traditional and Private Banking, page 28

3.
You disclose at the top of page 29 that a portion of your mortgage loans are funded by the issuance of mortgage finance bonds.  Tell us whether any of your mortgage loans are pledged as collateral for your mortgage finance bonds and whether any these mortgage finance bonds have recourse provisions to certain of your mortgage loans.  If so, please revise this section as well as Note 10 – Loans and Receivables from Customers on page F-54 to quantify the amount of mortgage loans which are pledged as collateral for your mortgage bond liabilities.  Revise your disclosures here as well as in your financial statement footnotes to clarify the extent of the recourse provisions of the mortgage bonds.  Specifically explain whether you are liable for principal and interest amounts on the mortgage bonds beyond that provided for by the receipts from the pledged mortgage loans if the mortgage loans default.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company—Business Overview—Principal Business Activities—Mortgage Loans” as well as “Note 10—Loans and Receivables from Customers”:

The mortgage finance bonds are exclusively used to finance our letters of credit loans. The mortgage finance bonds are secured by mortgage loans that are secured by collateral.  The Bank is liable for principal and interest amounts on the mortgage finance bonds.

The mortgage finance bonds are exclusively used to finance our letters of credit loans that represented only 12% of our mortgage portfolio (as described in Note 10), and almost 0% of our new mortgage loans as of December 31, 2010 and 2009.  Our mortgage finance bonds are secured by a mortgage loan and, the issuing bank is responsible for paying these mortgage finance bonds. All of the mortgage loans related to the mortgage finance bonds have been secured by collateral and the loan-to-value ratio of these loans cannot exceed 75%.

4.
You disclose here that you created a new product titled “Mutuos Hipotecarios” that are not financed by mortgage finance bonds and that are not subject to the 90% loan-to-value limitations imposed by Chilean banking regulations.  Please revise this section as well as Note 10 - Loans and Receivables from Customers on page F-54 identify the maximum and average loan-to-values financed with this product.  Separately quantify the amount and percentage of your portfolio that is comprised of loans with this higher loan to value ratio.  Discuss the relative risks related to loans with higher loan to value ratios, and describe the steps you take to monitor the collateral values after origination.

According to Chilean law, the loan-to-value ratio cannot exceed the following percentages:

•	Mutual Mortgage Loan (Mutuo Hipotecarios): 100%

•	Endorsable mutual mortgage loans: 80%

•	Letters of credit loans: 75%.

The majority of our new loans are Mutual Mortgage Loans (Mutuos Hipotecarios). Our average loan-to-value ratio for this product is 84%.  Although in some cases we finance up to 100% of the value, 85% of our Mutual Mortgage Loans are less than 90% of the total value.

Our provisions for loan losses are not based on the loan-to-value ratio, rather the analysis to determine the risks related to loans takes into account the profile and the payment behavior of our clients.  We then apply the provisions required for each particular loan.

With regard to our monitoring of the collateral values after origination, the review and appraisal of collateralized assets vary depending on the risk classification of the Bank’s customers.  As a result, collateral can be reviewed every three years for customers in the normal loan portfolio and every 18 months for customers in the impaired loan portfolio.  These reviews serve to ensure that the collateral properly reflects the financial situation of each customer.  Additionally, the appraisals are performed by experienced professionals authorized by the Bank or syndicate of banks (for syndicated loans).

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the disclosure set forth in our response to Comment #21 below.

Mortgage Loans, page 29

5.	Please expand this discussion clarify whether all mortgage loans are primary lien loans and whether your lending criteria considers required minimum credit scores.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company—Business Overview—Principal Business Activities—Mortgage Loans”:

All of our mortgage loans are primary lien loans and our lending criteria requires minimum credit scores.

Lower Income Retail Banking (Banco Condell), page 29

6.	Please prepare draft disclosure that describes and quantifies how the performance of your loans in this division compare to the performance of the loans in your Traditional Banking Division.

We acknowledge the Staff’s comment and respectfully advise that the tables on pages 88 and 89 of our Form 20-F describe and quantify how the performance of the loans in our Lower Income Retail Banking (Banco Condell) compare to the performance of the loans in our Traditional Banking Division.  The information included in our Form 20-F (pages 88 and 89) is as follows:

	As of December 31, 2009
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Banco Condell Consumer Division	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	37,932	49,816	56,237	22,443	11,106	15,854	193,388
Fees and income from services, net	8,284	10,061	16,228	3,846	(430)	5,272	43,261
Trading and investment income, net	—	(3,500)	—	—	6,204	1,859	4,563
Foreign exchange gains (losses), net	8,603	887	—	—	36,969	3,176	49,635
Other operating income	—	2,490	—	—	227	2,370	5,087
Provision for loan losses	(16,116)	(12,370)	(20,672)	(21,891)	—	(222)	(71,271)
Gross operational margin	38,703	47,384	51,793	4,398	54,076	28,309	224,663
Other income and expenses	—	—	—	—	—	—	445
Operating expenses	—	—	—	—	—	—	(122,667)
Profit before tax	—	—	—	—	—	—	102,441
Average loans	2,293,991	1,068,532	1,168,395	193,068	31,386	—	4,755,372
Average investments	—	—	—	—	515,830	—	515,830

(1)	Includes other non-segment items.

	As of December 31, 2010
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Banco Condell Consumer Division	Treasury and International (1)	Non- Banking Financial Services	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	36,363	48,132	54,457	20,667	62,717	2,074	224,410
Fees and income from services, net	13,060	12,523	22,525	3,318	(357)	7,152	58,221
Trading and investment income, net	758	(2,564)	—	—	(11,324)	3,720	(9,410)
Foreign exchange gains (losses), net	9,024	4,063	72	—	28,646	2,806	44,611
Other operating income	—	3,657	—	—	186	4,990	8,832
Provision for loan losses	(1,873)	(26,051)	(21,132)	(12,429)	1,360	7,774	(52,351)
Gross operational margin	57,332	39,760	55,922	11,556	81,228	28,516	274,313
Other income and expenses	—	10	22	—	—	264	296
Operating expenses	(9,152)	(16,715)	(54,170)	(19,784)	(12,173)	(20,689)	(132,683)
Profit before tax	48,180	23,055	1,774	(8,228)	69,055	8,091	141,926
Average loans	2,493,947	1,138,838	1,297,209	147,617	89,003	—	5,166,616
Average investments	—	—	—	—	783,358	—	783,358

(1)	Includes other non-segment items.

Loan Portfolio, page 54

7.
You disclose on page 56 that certain types of concessions are used to renegotiate your loans, such as payment extensions, new operations, or external refinancing, to reduce the probability of losing the amount of the loan that the client has with you and improve collections.  Please address the following regarding these disclosures:

The following responses are based exclusively on commercial loans:

•
Explain what the Recovery column represents in the table at the bottom of page 56.  Does this represent all payments received on renegotiated loans or the receipt of previously written-off amounts on renegotiated loans?

The renegotiated loan portfolio table disclosed on page 56 corresponds to the total portfolio managed by the normalization portfolio management team and determined at the beginning of each year indicated.  The renegotiated loans portfolio includes the loans that are regularly paid late, renegotiated loans and in collection.  The recovery column corresponds to the recovery of paid capital from previously impaired loans in the renegotiated loans portfolio.

•	Provide an expanded description of the types of loan modifications you make most often (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc).

The types of loan modifications we make most often relate to extending maturity dates.  The Bank does not cancel debt as a matter of policy.  The modifications are made in order to align the debtor’s payment profile with their cash flow.

•	Disclose the balance of loans modified by type of concession.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Loan Portfolio”:

Loans that are most frequently renegotiated involve the extension of maturity dates, and, in some cases, decreasing rates depending on the debtor’s payment capacity.  In 2010, 90% of our renegotiated loans were modified through an extension of maturity dates.

•	Your table on page 56 quantifies the amount of write-offs associated with modified loans. Disclose how the amount of the write-off is determined.

The write-offs column corresponds to ordinary and extraordinary write-offs.  This occurs when payments made in connection with unsecured credit become 24 months overdue, or when payments made in connection with secured credit become 36 months overdue.  The above referenced procedure is required pursuant to the regulations of the Chilean Superintendencia de Bancos e Instituciones Financieras.  Extraordinary write-offs are recorded after payments become 12 months overdue.

•
Disclose whether you consider these loans to be impaired, and describe how these loans are considered in your determination of allowance for loan losses.  Disclose the triggers for reclassifying a renegotiated loan out of the impaired classification.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Loan Portfolio”:

With respect to the renegotiated loan portfolio, most of the loans are classified as impaired, and therefore the associated reserves are based on the guarantee coverage for each loan. To reclassify a renegotiated loan out of the impaired classification we conduct an individualized analysis of each client.  We consider if the client has paid its debt for a reasonable period of time and the expected behavior of the client for paying the remainder of the debt.

•	Disclose whether you evaluate each renegotiated loan individually for impairment or whether you include them within existing pools of loans or whether they are segregated into separate pools.

The impaired debtor’s analysis is performed on a case-by-case basis for amounts over Ch$400 million and in groups for amounts under Ch$400 million.

•	Disclose the redefault rates for these loans.

The renegotiated loan portfolio redefault rate (defined as the ratio between the sum of the change in reserves, plus write-offs made in 2010, less recovery of bad debts previously written off in 2010 and the active portfolio as of December 31, 2010) is 8.84%.

•	Disclose how you determine the loan classification related to these loans for the purposes of your disclosure on pages 72-74.

The loan classification related to these loans is described in full detail on pages 66 and 67 of Form 20-F.

•
Disclose whether you consider a renegotiated loan to be renegotiated for the life of the loan for disclosure purposes, or whether you remove the loan from renegotiated status after certain criteria are met.  If the latter is true, please disclose what the criteria are and provide a roll forward of the balances of renegotiated loans for each period presented.

Renegotiated loans will be transferred from the renegotiated loan portfolio to the commercial loan portfolio only if the debtor demonstrates regular payment capacity and a timely payment behavior.  The debtor must, however, submit an application requesting the new classification to the Classification and Assets Control Management team before the Bank will consider removing the loan from renegotiated status.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Loan Portfolio”:

The balances of the renegotiated loans for 2008, 2009 and 2010 are as follows:

	Renegotiated Portfolio ThCh$
Years	Opening Balance (1)	Final Balance (2)	Recovery ThCh$ (3)	Write-offs ThCh$ (4)	% Recovery (3)/(2)	% Write-offs (4)/(2)
2008	95,315,044	94,564,754	19,164,452	5,256,820	20.3%	5.6%
2009	94,564,754	114,307,242	11,991,688	6,605,865	10.5%	5.8%
2010	114,307,242	131,655,694	22,015,936	9,571,773	16.7%	7.3%

(1)	Corresponds to the portfolio opening balance that will be renegotiated in the current year, which is included in the Normalization Portfolio (as explained below).

(2)	Corresponds to the renegotiated portfolio final balance (as explained in the first table).

(3)	Corresponds to the recovery obtained from renegotiated loans during each respective period.

(4)	Corresponds to write-offs of renegotiated loans.

NORMALIZATION PORTFOLIO

a. Treatment of debtors with commercial operations higher than UF1,000:

Any debtor from Large Companies, Corporate and Real Estate, Corporate Banking, SME Banking and Private Banking segments, which meet one of the following conditions, will be transferred to the normalization portfolio management team:

•	Debtors with a grade of C3 or worse.

•	Debtors in default (for 90 days or more). After a 90-day period, the debtor will be transferred to the normalization portfolio management team if such debtor is unable to remedy the default.

•
Debtors that experience a sudden and severe deterioration in their financial position, and/or debtors that have entered into any payment arrangements with their creditors, and/or debtors that need a higher commitment, regardless of their credit risk grade.

•	Any debtor that could possibly result in a loss to the Bank, even if they are not in default.

b. Treatment for debtors with commercial operations less than UF1,000:

•	Management and collection will be under the supervision of the executive in the segment where such loan originated.

•
Debtors with debts exceeding UF50 and in default for more than 90 days, unless under exceptional circumstances, will be transferred to collection, which will be under the supervision of the executive within the commercial loan segment.

Debtors that will be transferred to the Normalization Portfolio following any of the aforementioned conditions must be transferred with the debtor’s entire portfolio consisting of all of the transactions carried out by such debtor with the Bank.  The normalization portfolio management team is responsible for determining any action that will be taken against the debtor (renegotiation of the loan or collection), within a period not exceeding 30 days.

No debtor with a risk higher than UF1,000 can be sent to collection without first being transferred to the normalization portfolio management team.

Any debtor in default for more than 120 days and with a debt higher than UF50, not having reached a renegotiation of the loan, must be sent to collection. Any exception to this deadline must be approved by the normalization portfolio management team.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 74

8.
We note your disclosure that loans are written off against the allowance for loan losses to the extent of any required reserves for such loans and that the remainder is written off against income.  Your disclosure appears to indicate that you write off portions of impaired loans directly to income.  Please reconcile this disclosure with your statement on page F-26 that write-offs must always be recorded through a charge against the allowances for loan losses established.  Please also revise your future filings to quantify such amounts and discuss how these write-offs are considered in your historical loss rates used for the purposes of determining your group allowances.

We acknowledge the Staff’s comment and respectfully advise that our write-off procedures are defined on page F-26.  In accordance with our procedures disclosed therein, write-offs are recognized through a charge against the allowances for loan losses established.  Write-offs may not be recorded if there are no corresponding reserves that have been previously established.

The breakdown and type of loans have been disclosed in the tables listed below, which contain detailed information in connection with the Staff’s Comment #8:

•	Analysis of Allowances for Loan Losses (page 76).

•	Note 10 Loans and receivables from customers.

•	Letter c) Allowances (page F-57).

Please note that in future filings we will remove the following language from page 74 of our Form 20-F:

~~the remainder of such loans is written off against income.~~

Additionally, please note that the write-offs, as well as recoveries, are considered in the reserves model. Consequently, we acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”:

The models used to create credit risk provisions (for both individuals and groups) include historical loss rates by segment (write-offs and recoveries) and risk profiles on loans and accounts receivable for each portfolio.

Furthermore, in future filings we will quantify such amounts and discuss how these write-offs are considered in our historical loss rates used for the purposes of determining our group allowances.

9.
We note your disclosure on page 74 that past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.  For the purposes of clarity for the reader and to give context to the amount of the amount of aggregate loan balances affected, please revise to provide a footnote to your tabular disclosures on page 75 that quantifies the total carrying amount of loans past due , in addition to the portions of loans that are actually past due.

Further details about past due loans by type are contained in the following tables:

•	Analysis of Impaired Loans and Amounts Past due (page 75). There is also a footnote in the disclosure table (page 76).

•
The following table also provides further details about our past due loans (page 87).  Rate of default is separated by type and kind of issuance; the default portfolio represents the time period from 90 days to more than 360 days.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Analysis of Impaired Loans and Amounts Past Due”:

(1)
Past due loans that are 90 days or more overdue as to any payments of principal or interest. We continue to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue unless we believe those amounts are uncollectible. Accrued interest and indexation adjustments are included in our recorded investment in the purpose of determining the required allowance for loan losses.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Critical Accounting Policies and Estimates
Allowance for Loan Losses, page 86

10.
We note your disclosure on page F-25 that your internal risk models produce a range of results that comprises the level of provisions considered to be valid by the local regulator.  Please revise your disclosure in future filings to discuss whether your internal models also produce a range of results when determining the amount of provision or allowance for loan losses to record in your financial statements.  If so, please revise to disclose what this range is and how you concluded that your level of allowance was the most appropriate and the best estimate within that range.  Refer to Release No. 33-8350 and paragraph AG86 of IAS 39.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure on page F-25:

Our internal models to estimate impairment losses use ranges and/or intervals.  Our provisions for loan loss reserves are calculated using the best rate according to our credit risk models. These models link the market information and the information provided by the regulator, such as debtor condition in connection with: a) Industry or sector, b) status of the particular business, c) shareholders and management, d) financial position and payment capacity, and e) payment behavior.

Our risk models include the following conditions: a) debtor's credit behavior, b) competitive advantages in the market, c) payment capacity in light of cyclical fluctuations in the economy or sector, d) capacity to generate cash flows under normal conditions and in light of local and macroeconomic restrictions, and e) compliance with financial obligations.

Below please find the internal models used to calculate and determine the following types of financial reserves:

Individual reserves relating to:

•	Regular portfolio.

•	Default portfolio.

Group reserves relating to:

•	Regular portfolio.

•	Default portfolio.

Individual reserves analysis.  The Bank will assign a risk category for each debtor and its loans.  The Bank will consider in its analysis the following risk factors: industry, shareholders and management; financial status; ability to pay and payment behavior; and assigning the following risk categories to each borrower:

a)	Categories A1, A2 and A3. Debtors that do not have credit risk.

b)	Category B. Debtors with low credit risk, which do not have any impairment in the debtors’ payment capacity.

c)	Categories C1, C2, C3, C4, D1 and D2. Debtors with impairment loans.

According to the “Credit risk” section (page F-103), the committees in charge of the loans classified as A1, A2, A3 and B are responsible for determining the appropriate reserve levels. The Bank assigns a risk level for each debtor. Therefore, debtors within the same category may have different risk levels.

The Bank must maintain the following reserves for the loans classified in categories C1, C2, C3, C4, D1 and D2:

Category	Range of loss estimated	Reserves
C1	Less than 3%	2%
C2	More than 3% to 19%	10%
C3	More than 19% to 29%	25%
C4	More than 29% to 49%	40%
D1	More than 49% to 79%	65%
D2	More than 79%	90%

Debtors with insufficient payment capacity in predictable situations are located in these categories. The categories include the commercial credit expected loss and our customer’s leasing operations as a whole, measured according to the methodologies used by the Bank.

To establish the appropriate level of reserves, the Bank applies the range of loss estimated to each loan.

 Group reserves analysis.  These analyses are relevant to address a large number of operations in which individual amounts are low and were performed by individuals or small companies.  These analyses require the creation of groups of loans with homogenous characteristics in terms of type of debtors and conditions agreed in order to establish the payment behavior and the recovery of the defaulted loans, and therefore, set up the reserves that are necessary to cover the risk portfolio.

The Bank will classify all its clients by groups in the following divisions:

•	Consumer portfolio.

•	Housing mortgage loan portfolio.

•
Commercial portfolio, Leasing, and Factoring Portfolio, which consolidated debt (including all the loans held by our clients) is less than Ch$200 billion, addressed to different debtors than those of Corporate Banking, Large Business, Finance Division, and debtors classified as real estate projects.

 Debtors that are classified as a group will be analyzed applying a risk matrix, which through the use of parameters will automatically classify debtors in 8 risk categories (internal ratings from G1 to G8); the debtors will be identified by period of default: by day, by periods between 8 and 29 days, by periods between 30 and 89 days, by default portfolio and by write-off portfolio. This analysis will be performed as a result of the large number of clients involved, which makes them impossible to evaluate individually.

The risk matrix is based primarily on the debtor's payment behavior both in Corpbanca (Internal Information) and in the Financial System (External Information), and is modified by the established real property collateral.

Required levels for reserves have been determined by Corpbanca, according to the loans estimated loss, by classifying the loan portfolio using the following two alternative methods to determine reserves:

a)
Model which includes the profile of each debtor and their corresponding loans. Debtors and loans with a similar profile will be included in the same group; the Bank will assign a risk level to each group.

b)	Model which includes the behavior of a group of loans. Loans with similar backgrounds and profile will be included in the same group; the Bank will assign a risk level to each group.

In both methods, the estimated loss should be related to the type of portfolio and the operating period.  In the case of consumer loans, securities will not be considered for the purposes of estimating the expected loss.

The analysis by group requires the creation of groups of loans with homogeneous characteristics in terms of type of debtors and conditions, to establish, by technically-based estimates and following prudential criteria, whether the group payment behavior as the loans recover, and consequently, establish the necessary reserves to cover the risk portfolio.

The Bank applies methodologies to define Group portfolio reserves, which include commercial loans to non classified debtors (not analyzed on an individual basis), mortgages and consumers (including fees, credit cards and credit lines).  The model used applies historical loss rates by segment and risk profile over loans and accounts receivable to each client to perform the corresponding reserves for each portfolio.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Sensitivity, page 140

11.
We note the significant gap between the assets and liabilities repricing during the next three years and in particular within the next year.  Given your high loan to deposit ratio, please discuss whether you have access to other funding sources in the event you cannot retain your maturing deposits.  Discuss the relative ease or difficulty of accessing other funding sources, such as debt and stock offerings, and the impact that such ease or difficulty would have on your liquidity in the event you experience a decline in these deposits upon repricing.  Discuss the potential impact of the rising interest rates set by the Central Bank of Chile on your deposit repricing and net interest income.

We acknowledge the Staff’s comment and respectfully advise that our current funding strategy is to utilize all sources of funding in accordance with their costs, availability and our general asset and liability management strategy.

On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as Lead Arrangers and Book-Runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are capable of issuing two types of securities: (i) senior bonds, for a total amount of UF100 million, divided into 28 series (from AB to AZ and from BA to BC), with a maturity ranging between 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, for a total amount of UF50 million, divided into 16 series (from BD to BS), with a maturity ranging between 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at the maturity date. The objective of the local bond program is to structure Corpbanca’s future issuances of debt in a way that provides for diverse alternatives of placements in order to efficiently manage its outstanding indebtedness.

On November 3, 2010, we issued US$178.1 million in Reg S notes in the international market.

In terms of capital as another source of funding, at an extraordinary shareholders meeting held on January 27, 2011, our shareholders approved the proposal of the Board to make a capital increase through the issuance of 40,042,815,984 shares, representing 15.0% of the total new equity, to be subscribed and paid at the price and under the terms and conditions determined by the Board. In May 2011, the Board decided to issue 25,500,000,000 of these new shares at CLP 7.3 per share (approximately US$380 million), and that the remaining new shares should not be issued before

June 2012. The period to purchase these new shares for current shareholders was from June 3, 2011 to August 31, 2011, and our shareholders purchased 92% of such new shares.  The remaining shares will be offered in the market at the Board’s discretion.

We continue to look for new ways to diversify our funding and reduce the loan-to-deposit ratio to achieve the market average by increasing our percentage of checking accounts as part of our funding, especially through our cash management service.

The impact of the rising interest rates by the Central Bank of Chile is directly proportional to an increase in the interest rates paid by our deposits. The total funding cost of our deposits will depend on their expiration date. We receive daily reports in an effort to follow the total funding costs of our deposits.

The following table represents our wholesale banking deposits portfolio separated by expiration dates:

CLP
Month	Amount	Interest Rate	Amount Acum.	I Rate Acum.
Sep. 2011	39,822	5.5%	39,822	5.5%
Oct. 2011	418,814	5.9%	458,636	5.9%
Nov. 2011	550,577	5.9%	1,009,213	5.9%
Dec. 2011	86,324	6.0%	1,095,537	5.9%
Jan. 2012	154,699	5.9%	1,250,236	5.9%
Feb. 2012	181,520	6.0%	1,431,755	5.9%
Mar. 2012	158,616	6.1%	1,590,372	5.9%
Apr. 2012	20,401	6.2%	1,610,773	5.9%
May 2012	44,147	6.6%	1,654,920	6.0%
Jun. 2012	189,134	6.7%	1,844,054	6.0%
Jul. 2012	230,344	6.8%	2,074,398	6.1%
Aug. 2012	34,543	6.5%	2,108,941	6.1%
> 1 year	298,896	6.0%	2,407,837	6.1%

We have made all the necessary analyses to estimate how changes in interest rates by the Central Bank could affect our funding cost and our net interest income.

Consolidated Financial Statements
Consolidated Statement of Cash Flows, page F-7

12.
We note that you disclose cash flows related to foreign borrowings as operating cash flows but that you report other debt issued as cash flows from financing activities.  We also note from your maturity table on page 141 that portions of these borrowings are due after one year.  Please tell us, and revise future filings to disclose if appropriate, the features of the foreign borrowings that differ from your other borrowings that cause you to classify these cash flows.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risks Regulatory Method—Interest Rate Sensitivity”:

Foreign borrowings relate to short-term and long-term borrowings from foreign banks used to fund our foreign trade finance business, which consist of loans made in foreign currencies (principally U.S.$) to finance imports and exports by our customers. Therefore, we considered the cash flows related to foreign borrowings as part of our revenue-producing activities and classified them as operating cash flows.  Regarding other debt issued, those relate to bonds issued during 2010 whose proceeds were used mainly to fund our lending activities and for general corporate purposes. Since there is no predefined use for those funds, we have considered the cash flows related to other debt issued as cash flows from financing activities.

Note 1– Summary Policies
e) Assets and liabilities measurement and classification criteria
e.10 Impairment of financial assets, page F-23

13.
Please revise your future filings to provide a more fulsome disclosure of your policies and procedures for identifying securities to be evaluated for impairment.  Discuss the specific factors considered when determining whether to evaluate a security for impairment.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following discussion in Note 1e.10 of our consolidated financial statements:

“e.10 Impairment of financial assets

Financial assets, other than those measured at fair value through net income, are assessed for indicators of impairment at the end of each reporting period.  Financial assets are considered to be impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a ‘loss event’), and that loss event (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated.  It may not be possible to identify a single, discrete event that caused the impairment.

For available-for-sale equity investments, a significant or prolonged decline in the fair value of the security below its costs is considered to be objective evidence of impairment.  For available-for-sale debt instruments, objective evidence of impairment could include significant financial difficulty of the issuer or breach of contract (such as a default or delinquency in payments); to the extent it becomes probable that the issuer will enter bankruptcy or financial re-organization; or the  cessation of an active market for that financial asset because of financial difficulties.

Additionally, certain categories of financial assets, such as loans and receivables from banks and customers assets that are not deemed to be impaired individually are also assessed for impairment on a collective basis. For loans and receivables from banks and customers that are deemed to be impaired, the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Group’s financial statements taken as a whole. For further information on accounting policies for impairment of loans and receivables (see Note 1.f allowance for loan losses herein below).

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of impairment loss recognized is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.  Such impairment loss will not be reversed in subsequent periods.

~~An impairment loss relating to a financial asset available for sale is calculated based on its fair value.~~  For debt securities included in the “Available-for-sale financial asset” portfolio,  impairment losses are equal to the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss previously recognized in the consolidated statement of income.

The carrying amount of the financial asset is reduced by the impairment loss directly to all financial assets with the exception of loans and receivables from banks and customers, where the carrying amount is reduced through the use of an allowance account (‘provision for loan losses’).  When a loan and receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains and losses previously recognized in other comprehensive income are reclassified to net income in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through net income to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in net income are not reversed through income.  Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading “financial instruments available-for-sale.”  In respect of available-for-sale debt securities, impairment losses are subsequently reversed through net income if an increase in fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.”

f) Allowances for loan losses, page F-24

14.
We note your disclosure that you include consideration of the guarantees provided for an instrument when determining the amount of impairment for an impaired loan.  Please revise your future filings to disclose whether you regularly pursue payments from guarantors or whether, for various reasons, choose not to pursue repayment from guarantors.  If you do not choose to pursue repayment from guarantors, please clarify how such cash flows are considered in determining the appropriate level of impairment.

We regularly pursue payments from guarantors.  Regarding impairment considerations, in assessing financial assets or groups of financial assets for impairment, the Bank considers financial guarantees and any existing collateral as required by IAS 39.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Note 1f) Allowances for loan losses”:

We regularly pursue payments from guarantors.

i) Revenue and expense recognition, page F-27

15.
We note your disclosure on page 76 that you continue to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue greater than 90 days unless you believe the amounts to be uncollectible.  Please address the following in your future filings:

•	Please clarify your disclosure here to specifically disclose this policy.

•
Explain how you considered the guidance in paragraph 29 of IAS 18 when determining that interest accrued on amounts not yet overdue is probable of being collected in light of the length of time installments have been past due.

•	Please disclose the factors you consider when determining amounts not yet overdue are uncollectible for the purposes of ceasing interest accrual on the principal balances of such loans.

•
Disclose the balance of loans with payments past due greater than 90 days for which you are still accruing interest and those with payments past due greater than 90 days for which you have discontinued the accrual of interest.

We respectfully advise the Staff that due to a clerical error, the information on page 76 relating to our accrual of interest and indexation adjustments on past due loans is incorrect.  Our actual revenue recognition policy states that we cease accruing interest on the basis of contractual terms on any asset classified as an impaired asset.  Pursuant to paragraph AG93 of IAS 39, we recognize net implicit interest income on impaired assets using the rate of interest used to discount future cash flows for the purpose of measuring the impairment loss.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will amend the disclosure on page 76 relating to amounts past due as follows:

(1) Interest revenue and expense are recorded on an accrual basis using the effective interest method.  However, we cease accruing interest when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default.

Additionally, in future filings we will include the following disclosure on (Note 1, (letter i)1.) to clarify our policy regarding the accrual of interest income for non-accrual assets:

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset.  Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan.  On the other hand, any interest collected on assets classified as impaired is accounted for on a cash basis.

Also, in future filings we will disclose the factors considered when determining amounts not yet overdue that are uncollectible for the purposes of ceasing interest accrual on the principal balances of such loans and the balance of loans with payments past due greater than 90 days for which we are still accruing interest and those with payments past due greater than 90 days for which we have discontinued the accrual of interest.

k) Assets received or awarded in lieu of payment, page F-29

16.
We note your disclosure that assets received in lieu of payment are recorded at the price agreed upon by the parties in certain circumstances.  Please revise to disclose whether these prices approximate market value and clarify how you determine their fair value for these purposes.  Disclose your policies for requiring independent appraisals on collateral received in foreclosure.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will revise our disclosure on assets received in lieu of payment on page F-29 as follows:

k) Assets received in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are initially recognized at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the value at which the Bank is awarded those assets at a judicial auction. Such values approximate the assets’ market value and are included within Property, Plant and Equipment.

Subsequent to initial recognition, these assets are measured at the lower of fair value less cost to sell and their amount initially recognized. The fair value of assets received in lieu of payment is determined from market-based evidence by appraisals that are undertaken by professionally qualified appraisers. Appraisals are made with sufficient regularity for a period no longer than 18 months so that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

Note 4 – Business Segments, page F-42

17.
We note your disclosure that the information for the previous year (2009) has been prepared on the basis of the criteria in force at the closing date for your December 31, 2010 financial statements to ensure proper comparability.  Please tell us whether you changed the composition of your segments, or changed the method of allocating expenses or resources.  If so, please revise future filings to disclose what changes were made during December 31, 2010 and provide a brief discussion of how this change impacted prior periods.  Refer to paragraph 27(e) of IFRS 8.

The change in the 2010 Commercial Banking segment (companies with sales under US$10 million and over US$30 million) was caused by an internal reorganization of the companies that are included in the segment, which also includes (a) Large Corporate and Real Estate Companies Division, and (b) our Companies Division. The changes have not caused (for the years 2009 and 2010) distortions between the periods included, when compared with the methods used to obtain the segment results.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Note 4”:

Commercial Banking

•
Large ~~Companies,~~ Corporate~~,~~ and Real Estate ~~is generally comprised of those~~ Companies Division includes companies that belong to ~~leading~~ the major economic groups, specific ~~sectors~~ industry, and companies with ~~annual~~ sales ~~in excess of~~ over US$30 million; ~~It~~ this division also includes real estate companies and financial institutions.

•
Companies Division includes a full range of financial products and services provided to companies with ~~annual~~ sales ~~of less than~~ under US$30 million.  Leasing and factoring services have been included in this business segment.

18.
Please revise future filings to disclose whether you include the effect of transactions between segments in your disclosure.  If so, disclose the basis of accounting for transactions between your reportable segments.  Disclose whether such amounts are eliminated for segment disclosure purposes, and if so, disclose which segment these eliminations are recorded in.  Refer to paragraph 27(a) of IFRS 8.

The disclosure of assets, liabilities and income statements segments reported in Form 20-F, is created using accounting information that originates from the Bank’s financial statements and is supported by the auxiliary corporate books such as the “mayor general” corporate book.  It is administered by the Management Information System (MIS) used by Corpbanca for control and management.

Such systems process the Bank’s accounting information as a whole and also divide and assign each significant operation performed by and between the identified segments.  Therefore, it is not necessary to utilize additional accounting criteria to identify transactions between each segment.  The MIS system processes the accounting information divided and refined for this purpose.

As a final result of the aforementioned process, we include the following segments: (a) Commercial banking segment including (i) Large Corporate Division, and (ii) Companies Division; (b) Retail Banking including (i) Traditional and Private Banking Division, and (ii) Consumer Division; (c) Treasury and International Division; and (d) Miscellaneous Division.  All of the aforementioned divisions are included in the Bank financial statements.

19.
Please revise future filings to disclose whether any reconciling items are necessary to reconcile the amounts recorded in each segment to your consolidated financial statements.  If so, please revise to provide the disclosures required by paragraph 28 of IFRS 8 separately from your other segment disclosures, or alternatively, please confirm that these adjustments are included in the information regularly provided for the chief operating decision maker for that segment and provide disclosure in future filings to identify which segment these adjustments are recorded in.

We acknowledge the Staff’s comment and respectfully advise that the current disclosure about Corpbanca’s operating segments includes classification levels and information for each segment (assets, liabilities and relevant results), which are necessary for proper decision-making and for general understanding of such information; as such, it is unnecessary to make additional reconciliations between segments.

Disclosure by segments is performed using the accounting information generated by the entity and processed by the Management Information System (MIS) used by Corpbanca for control and management.  This information is divided and refined for this purpose, and classified by using parameters in the following manner, among others:

a)
Financial statements by each segment: in connection with the assets: (i) issuances (divided into housing, consumers, commercial), (ii) credit risk reserves, (iii) investments and derivatives, (iv) assets not fully incorporated in a segment.  In connection with the liabilities: (i) checking accounts and other deposit balances, (ii) deposits and borrowings, (iii) financial transactions in connection with the segments of (a) international treasury, and (b) financial services, and (iv) liabilities and equity not incorporated to the previous segments.

b)
Results of operations by segment: (i) interest and adjustments income and expenses, (ii) fees income and expenses, (iii) financial transactions income and expenses, (iv) exchange differences income and expenses, (v) other operational income and expenses, (vi) credit risk reserves, and (vii) operational expenses for each segment entity (salaries, administrative expenses, depreciation, etc.).

The MIS system performs a process to reconcile and eliminate information between the segments and to generate relevant and useful information to understand Corpbanca’s financial statements.  Given the segments disclosure process, there are no relevant items to be reported separately, except for those operations that are not linked with a particular segment for example: (a) assets: (i) banks cash and deposits, (ii) execution operations in progress, (iii) investments in companies, (iv) intangible and fixed assets, (v) current and deferred taxes and (vi) other assets, (b) liabilities: (i) execution operations in progress, (ii) other financial obligations, (iii) current and deferred taxes, (iv) reserves, (v) other liabilities and (vi) shareholders equity.

Note 8 – Derivative Financial Instrument and Hedge Accounting, page F-51

20.	In future filings, please revise your disclosures presented on page F-51 to present the maturity of the notional amount of assets and liabilities separately. Refer to paragraph 39(b) of IFRS 7.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will disclose in Note 8, the maturity of the notional amounts of assets and liabilities separately as presented in the following tabular disclosure:

a)	As of December 31, 2010 and 20X1, the Bank holds the following portfolio of derivative instruments:

(i) Derivative financial assets
As of December 31, 20X1
Notional amount of contract with final maturity in
	Up to 3 months	3 months to 1 year	Over one Year	Fair value
	MCh$	MCh$	MCh$	MCh$
Foreign currency forwards
Interest rate swaps
Foreign currency swaps
Foreign currency call options
Foreign currency put options

Total

As of December 31, 2010
Notional amount of contract with final maturity in
	Up to 3 months	3 months to 1 year	Over one Year	Fair value
	MCh$	MCh$	MCh$	MCh$
Foreign currency forwards
Interest rate swaps
Foreign currency swaps
Foreign currency call options
Foreign currency put options

Total

(ii) Derivative financial liabilities
As of December 31, 20X1
Notional amount of contract with final maturity in
	Up to 3 months	3 months to 1 year	Over one Year	Fair value
	MCh$	MCh$	MCh$	MCh$
Foreign currency forwards
Interest rate swaps
Foreign currency swaps
Foreign currency call options
Foreign currency put options

Total

As of December 31, 2010
Notional amount of contract with final maturity in
	Up to 3 months	3 months to 1 year	Over one Year	Fair value
	MCh$	MCh$	MCh$	MCh$
Foreign currency forwards
Interest rate swaps
Foreign currency swaps
Foreign currency call options
Foreign currency put options

Total

Note 10 – Loans and Receivables from Customers, page F-54

21.
You state on page F-55 that as of December 31, 2010 the fair value of collateral held corresponds to 98.4% of assets covered.  In the following paragraph, you state that as of December 31, 2010 the fair value of collateral held for mortgage loans corresponds to 71.7% of the balance on loans receivable.  Please address the following:

•	Please tell us in detail and revise your future filings to more clearly explain what these ratios represent and how you believe they are useful to the reader.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Note 10a) Loans and receivables from customers”:

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a real estate mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets. The existence and amount of collateral generally varies from loan to loan.

In that context, we believe that the ratios presented are useful to the readers as they provide information about the Bank’s potential loss exposure in the event of default.  This is the case as the ratios compare the collateral’s fair value to our loans and receivables portfolio values.

•	Tell us in detail and briefly disclose how you calculated each of these ratios for 2009 and 2010, clearly identifying the numerator and denominator.

The ratio in the first paragraph following the table on page F-55 corresponds to the fair value of collateral held as security for real estate mortgages and liens as a percentage of the total loans and receivables portfolio (net of allowance for loan losses).

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Note 10a) Loans and receivables from customers”:

The ratio is calculated based on the following formula:

Total fair value of collateral held as security for real estate mortgages and liens
Total loans and receivables portfolio (net of allowance for loan losses)

Please see below for the calculation of the aforementioned ratios as of December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Total fair value of collateral held as security for real estate mortgages and liens	5,276,546	4,182,000
Total loans and receivables portfolio (net of allowance for loan losses)	5,364,980	4,915,706
Ratio	98.4%	85.1%

Regarding the ratio in the second paragraph following the table on page F-55, such ratio was calculated by taking the fair value of real estate mortgage collateral and dividing by total loans and receivables.  However, the ratio should have been calculated by taking the fair value of real estate mortgage collateral held as a security and dividing by the total mortgage loans and receivables portfolio (net of allowance for loans losses) as shown below:

Total fair value of real estate mortgage collateral held as security
Total mortgage loans and receivables portfolio (net of allowance for loan losses)

Consequently, this is why the ratios on the second paragraph on page F-55 indicate that the mortgage collateral appears to cover only 71.7% and 70.0% of total loans and receivables as it compares real estate mortgage collateral to total loans and receivables instead of total mortgage loans and receivables.  Had the denominator only included mortgage loans and receivables, the ratio would have been 124.5% and 122.9% as calculated below as of December 31, 2010 and 2009, respectively.

	December 31, 2010	December 31, 2009
Total fair value of real estate mortgage collateral held as security	3,847,517	3,440,000
Total mortgage loans and receivables portfolio (net of allowance for loan losses)	3,090,375	2,799,024
Ratio	124.5%	122.9%

Please note that the above ratios appear reasonable given that the fair value of real estate has increased due to the recovery of the Chilean economy.  Please also note that we will amend future filings to include the modified ratios shown above.  Finally, the inclusion of this ratio was intended to provide information about the real estate-type collateral held as security as a percentage of total loans and receivables portfolio. Therefore, this ratio shows how much of the loan and receivables portfolio is secured by the real estate mortgage collateral.

•	Discuss the reasons for the significant change in the first ratio from 85.1% at December 31, 2009 to at 98.4% at December 31, 2010.

The increase in this ratio as of December 31, 2010 (98.4%) as compared to December 31, 2009 (85.1%) is due to the increase in the fair value of the collateral held, partially offset by the sustained increase in loan issuances during 2010 (9.14%).

•
Specifically discuss the reasons why the collateral for your real estate mortgages is so much less than the balance of the mortgages and how you considered that as an indicator of potential impairment.

As previously mentioned, the ratios on the second paragraph on page F-55 indicate that the mortgage collateral appears to cover only 71.7% and 70.0% of total loans and receivables as the ratios presented compare real estate mortgage collateral to total loans and receivables instead of total mortgage loans and receivables.  Had the denominator only included mortgage loans and receivables, the ratio would have been 124.5% and 122.9% as calculated above.  These ratios appear reasonable given the increase in the fair value of real estate due to the recovery of the Chilean economy.

With regard to impairment considerations, under IAS 39.AG84, the calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.  Consequently, the amount of collateral held is taken into consideration when calculating the potential impairment on a collateralized financial asset.

•	Clarify whether certain of your mortgage loans carry a feature whereby the real estate collateral attaches to all your outstanding credits for that borrower and not just the mortgage itself.

We respectfully advise the Staff that the collateral associated with mortgage loans only attaches to the mortgage itself.

•	Discuss the steps you take to monitor the collateral values after origination.

The review and appraisal of collateralized assets vary depending on the risk classification of the Bank’s customers.  As a result, collateral can be reviewed every three years for customers in the normal loan portfolio and up to 18 months for customers in the impaired loan portfolio.  These reviews serve to ensure that the collateral properly reflects the financial situation of each customer.  Additionally, as previously mentioned, the appraisals are performed by experienced professionals authorized by the Bank or syndicated banks (for syndicated loans).

Note 13 – Intangibles, page F-62

22.	Please revise your future filings to identify the nature of the intangible asset referred to here as “Integrated banking system.”

We acknowledge the Staff’s comment and respectfully advise that in future filings we will provide additional information to identify the nature of the intangible asset referred to as “Integrated banking system” and include the following disclosure in the footnote to the table in Note 13:

(1)
Integrated banking system (IBS) corresponds to the main operating system software of the Bank that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

Note 14 – Property, Plant and Equipment, page F-64

23.
We note your disclosure on page F-28 that the useful life of your buildings is 100 years, but you disclose here that the useful life of land and buildings is 21 years.  Please revise your future filings to reconcile this apparent inconsistency.  To the extent you are using 100 years to amortize your buildings, please tell us how you determined that such a long period was appropriate.

We respectfully advise the Staff that, the useful life disclosed on page F-64 (21 years) equals the average remaining useful life of the buildings at the transition date to IFRS (January 1, 2009).  On the other hand, the useful life disclosed on page F-28 (100 years) equals the total useful life of the buildings throughout the building’s total life. We have made our estimate based on our expected use considering the quality of the original construction, the environment in which the building is located and the quality and degree of maintenance carried out.  With this in mind, we estimated that 100 years is a reasonable estimate of the buildings’ useful life.  Such estimate is backed by appraisals performed by external specialists who are independent of the Bank.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following footnote in our disclosure on page F-64 regarding useful lives:

The useful lives presented herein are the remaining useful lives of the Bank’s buildings, equipment, and other property, plant, and equipment as of the transition date to IFRS (January 01, 2009). The useful lives presented on page F-28 are the total useful lives of the Bank’s property, and plant, and equipment.  Such useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank which have been taken into consideration by management to determine the useful lives of our buildings.

Note 15 – Current Taxes
e) Effect of deferred taxes on income, page F-67

24.
It appears from your disclosure that you determined the amounts of the deferred assets and liabilities using a tax rate of 17% due to the temporary nature of the tax increase.  If so, please tell us how you concluded that a rate of 17% was appropriate in light of the enacted tax rates of 20% and 18.5% for 2011 and 2012, respectively.  Please clarify how much of your deferred tax assets and liabilities are expected to settle in 2011, 2012 and thereafter and whether using a tax rate of 20% or 18.5% as appropriate would have a material impact on your financial statements.  Refer to paragraphs 47 and 51 of IAS 12.

We respectfully advise the Staff that we have disclosed on page F-67 in Note 15 e) the amount of deferred tax expense (income) relating to changes in tax rates in light of the new enacted tax rates of 20% and 18.5% for 2011 and 2012, respectively.  The tax rates used to measure deferred tax liabilities and deferred tax assets were the enacted tax rates expected to apply to taxable income in the years that the liability is expected to be settled, or the asset recovered as required by IAS 12.

The following table sets forth our deferred tax assets and liabilities that are expected to settle in 2011, 2012 and thereafter:

Note 22 – Contingencies, Commitments and Responsibilities, page F-76

25.
We note your disclosure regarding confirmed foreign letters of credit.  Please revise future filings to include a detail of this amount by country if significant concentrations exist, either here or with your disclosures on page 60.  If there are no significant concentrations, please state as such.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

There are no significant concentrations of confirmed foreign letters of credits by country.

Note 35 – Risk Management
Quantitative and Qualitative Disclosures About Market Risk
Value at Risk, page F-118

26.
We note your disclosure that you use a 5% level of confidence and 300 days of review.  For the purposes of clarity, please revise your future filings to clarify that your level of confidence is 95%, consistent with the disclosure on page 139.  Alternatively, please clarify that you expect to exceed the losses predicted by your Value at Risk model 5% of the time.

We respectfully advise the Staff that, due to a clerical error, the percentage level of confidence disclosed on page 139 of the Form 20-F should have been the same as that described on page F-118.  In future filings, we will revise our disclosure on page F-118 to say:

Historic simulation method that uses a 95% level of confidence and 300 days of review.

*     *     *

In addition, as requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago - Chile.

Yours truly,

/s/ John Paul Fischer
John Paul Fischer
Head of Strategic Planning

Tel: 562-660-2141
john.fischer@corpbanca.c1

c.c.         Ms. Rebekha Lindsey
Mr. Kevin W. Vaughn

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com